UNITED STATES SECURITIES

AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of May 2019

Commission File Number: 001-36697

DBV TECHNOLOGIES S.A.

(Translation of registrant’s name into English)

177-181 avenue Pierre Brossolette

92120 Montrouge France

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXHIBIT LIST

Exhibit	Description

99.1	Press Release dated May 24, 2019.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DBV TECHNOLOGIES S.A.

Date: May 24, 2019	By:	/s/ David Schilansky
Name: David Schilansky
Title: Deputy Chief Executive Officer

Montrouge, France, May 24, 2019

DBV Technologies Announces Results of its 2019 Ordinary and Extraordinary General Meeting and the Appointment of Viviane Monges to the Board of Directors

Shareholders approve all proposed resolutions

DBV Technologies (Euronext: DBV – ISIN: FR0010417345 – Nasdaq Stock Market: DBVT), a clinical-stage biopharmaceutical company, today held its Ordinary and Extraordinary General Meeting, which was chaired by Michel de Rosen, Chairman of DBV Technologies. At the General Meeting, the Company’s shareholders approved all resolutions submitted by the Board of Directors. These resolutions are posted on the Investors & Media section of the Company’s website.

The Company also announced that Viviane Monges, who has 30 years of global pharmaceutical leadership experience in financial operations, has been appointed to the Board of Directors and Audit Committee. With this addition, DBV’s Board now includes nine directors, including four women.

“Ms. Monges is a highly experienced executive who brings outstanding leadership skills, valuable expertise and additional global perspective to the DBV Board. The strong financial and operational acumen she has accumulated from an esteemed career at leading pharmaceutical and healthcare companies will be an important addition to the Board and DBV. On behalf of the Board, we look forward to partnering with Viviane,” said Michel de Rosen.

Viviane currently serves on the Board of Novo Holdings in Denmark, Union Chimique Belge (UCB) in Belgium, Idorsia Pharmaceuticals in Switzerland, and Voluntis in France. Ms. Monges is also a strategic advisor to NeoMedLight in France. Earlier in her career, Viviane served in several financial leadership positions at Wyeth Pharmaceuticals, Novartis OTC, Galderma and most recently as CFO of Nestlé’s Business Excellence Division.

“I believe in the potential of the Viaskin technology platform and am honored and excited to join the talented Board of DBV to help build a leading biopharmaceutical company,” said Ms. Viviane Monges.

“Throughout my career in the healthcare industry, I have held global leadership positions in financial operations and I look forward to working with the Board and management team in their mission to bring potential treatments to patients with food allergies and other immunological diseases.”

About DBV Technologies

DBV Technologies is developing Viaskin®, a proprietary technology platform with broad potential applications in immunotherapy. Viaskin is based on epicutaneous immunotherapy, or EPIT®, DBV’s method of delivering biologically active compounds to the immune system through intact skin. With this new class of self-administered and non-invasive product candidates, the Company is dedicated to safely transforming the care of food-allergic patients, for whom there are no approved treatments. DBV’s food allergies programs include ongoing clinical trials of Viaskin Peanut and Viaskin Milk, and preclinical development of Viaskin Egg. DBV is also pursuing a human proof-of-concept clinical trial of Viaskin Milk for the treatment of Eosinophilic Esophagitis, and exploring potential applications of its platform in vaccines and other immune diseases. DBV Technologies has global headquarters in Montrouge, France and offices in Bagneux, France, Summit, NJ and New York, NY. The Company’s ordinary shares are traded on segment B of Euronext Paris (Ticker: DBV, ISIN code: FR0010417345), part of the SBF120 index, and the Company’s ADSs (each representing one-half of one ordinary share) are traded on the Nasdaq Global Select Market (Ticker: DBVT).

DBV Investor Relations Contact

Sara Blum Sherman

Senior Director, Investor Relations & Strategy

+1 212-271-0740

sara.sherman@dbv-technologies.com

DBV Media Contact

Joe Becker

VP, Global Corporate Communications

+1-646-650-3912

joseph.becker@dbv-technologies.com